EXHIBIT 99.1

Canagold Retains Ausenco Engineering

to Complete Feasibility Study on New Polaris Project

Vancouver, B.C. – October 11, 2022 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (the “Company” or “Canagold”), is pleased to announce it has retained Ausenco Engineering Canada Inc. (“Ausenco”) to complete a feasibility study on the Company’s New Polaris project (“New Polaris”, or the “project”) located in Northwestern B.C.

“I’m delighted to announce Canagold’s selection of Ausenco to undertake the feasibility study at New Polaris,” said Catalin Kilofliski, CEO of Canagold. “We’re very pleased with our progress on this project to date and I’m confident this will be another important next step forward for us as we move forward along the path of our development of the Company’s flagship asset.”

Key Objectives for the Feasibility Study

•	Resource model update (to include over 30,000 metres of additional drilling completed)

•	Mining reserves calculation and detailed underground mine plan development

•	Engineer and design all surface infrastructure and processing facilities to include among others: flotation, bio-oxidation, leaching and gold dore bar production

•	Engineer and design surface dry stack tailings disposal facility (with no long-term adverse impact on the environment)

•	Evaluate all renewable power alternatives that may be feasible for New Polaris

•	Complete detailed capital and operating cost estimates, including a detailed financial model for the life of the project

The feasibility study is expected to conclude in approximately 18 months.

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About Ausenco

Ausenco is a global company based across 26 offices in 14 countries, with projects in over 80 locations worldwide. The company’s deep technical expertise, along with its 30-year track record of innovative, value-added consulting engagements, bring the requisite experience to deliver a robust and credible feasibility study product for New Polaris that will support the project’s financing and development plan requirements. Some of their key qualifications include:

•	Management expertise to integrate all the aspects of the New Polaris permitting process, currently being managed by Ausenco’s integrated Sustainability team

•	Direct, recent experience in the design, build and successful operation of similar BIOX gold processing plants

•	World-class teamwork and leadership with the optimal combination of technical expertise and local knowledge in B.C.

•	Proven ESG performance and practices globally

•	Ability to deliver a fast-track execution schedule with a significant and successful record of project delivery

About New Polaris

New Polaris is Canagold’s flagship asset, which is the 100% owned gold mine project located in northwestern B.C. about 100 kilometres south of Atlin, B.C. and 60 kilometres northeast of Juneau, Alaska. The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 850 hectares. New Polaris lies within the Taku River Tlingit First Nation (“TRTFN”) traditional territory. Canagold is firmly committed to working closely with the TRFTN on all aspects of project’s, consultations, planning and future development plans. The Company’s primary objective is to build a successful long-term partnership with TRTFN, in order to plan and create together a project with a long-lasting positive impact on the environment, the members of the TRTFN, the local community of Atlin and other surrounding communities.

A Preliminary Economic Assessment (PEA), completed in February 2019 by Moose Mountain Technical Services, demonstrated the robust economic viability of the project. Using a gold price of US$1,500 per oz, the PEA indicated cash costs of US$400 per oz, an after-tax Net Present Value (NPV with 5% discount) of CA$469 million with an after-tax Internal Rate of Return (IRR) of 56% and a 1.9 year pay-back period. On a pre-tax basis, the undiscounted life-of-mine cash flow totals CA$847 million ($CA/$US exchange rate 0.71).

The current resource (from the 2019 PEA, 4g/t Au cut off) includes an Indicated resource of 586,000 oz Au (1.7Mt @ 10.8 g/t) and an Inferred resource of 485,000 oz Au (1.5Mt @ 10.2 g/t).

During 2021 and 2022 over 30,000 metres of drilling in 54 holes was completed to upgrade the inferred resource to the indicated resource category and increase the mineral resources. An update to mineral resource estimates will be made using this recent and currently ongoing drilling information for the feasibility study.

Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resources Ltd, is the Qualified Person who reviewed and approved the contents of this news release.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. The Company has access to a team of technical experts to help unlock significant value for all Canagold shareholders.

“Catalin Kilofliski”

Catalin Kilofliski Chief Executive Officer

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For further information please contact:

Knox Henderson, VP Corporate Development

Tel: (604) 416-0337; Cell: (604) 551-2360

Toll Free: 1-877-684-9700

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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